Exhibit 99.1
Flexion Employee Questions and Answers
Q1.
What does this announcement mean for Flexion Therapeutics?

A:
Flexion Therapeutics, Inc. (“Flexion”) and Pacira BioSciences, Inc. (“Pacira”) have entered into a definitive merger agreement pursuant to which Pacira has agreed to acquire Flexion. Under the terms of the merger agreement, Pacira will commence a tender offer to acquire all outstanding shares of Flexion’s common stock at an offer price of $8.50 per share in cash, plus one “contingent value right” (a “CVR”) per share. A CVR is a right to receive possible future cash payments if certain conditions are satisfied.

Here, a CVR will entitle the recipient to up to an additional $8.00 per share in cash, based upon achievement of the following milestones:

•
$1.00 per share if total calendar year ZILRETTA net sales achieve $250 million for the first time;

•
$2.00 per share if total calendar year ZILRETTA net sales achieve $375 million for the first time;

•
$3.00 per share if total calendar year ZILRETTA net sales achieve $500 million for the first time;

•
$1.00 per share upon U.S. FDA approval of FX201; and

•
$1.00 per share upon U.S. FDA approval of FX301.

Each of these milestones must be achieved on or before December 31, 2030 in order for the associated cash payment to be made. There is no guarantee that any payments will be made with respect to any CVR. Payments made in connection with the transaction will be subject to applicable tax withholdings.

Q2.
What is a Tender Offer?

A:
A tender offer is an offer to a company’s stockholders to buy their stock in that company at a specific price. A description of the tender offer and the related documents that will be filed with the Securities and Exchange Commission and sent to Flexion’s stockholders can be found at the end of this Q&A document, under “Additional Information about the Transaction and Where to Find It.”

Q3.
Who is Pacira and why did the Board approve the agreement to be acquired by Pacira?

A:
Pacira is a leader in opioid-sparing pain management. They market EXPAREL (bupivacaine liposome injectable suspension) and the iovera° system. EXPAREL is indicated in patients 6 years of age and older for single-dose infiltration to produce postsurgical local analgesia, and in adults as an interscalene brachial plexus nerve block to produce postsurgical regional analgesia. Since its launch, EXPAREL has been used in over nine million patients. The iovera° system is used to destroy tissue during surgical procedures by applying freezing cold. It can also be used to produce lesions in peripheral nervous tissue by the application of cold to the selected site for the blocking of pain. It is also indicated for the relief of pain and symptoms associated with osteoarthritis of the knee for up to 90 days.

Our Board of Directors (the “Board”) believes that Flexion and Pacira are a good strategic fit. Our mission to discover, develop, and commercialize important medicines to help patients with musculoskeletal conditions aligns closely with Pacira’s, and we believe that Pacira is well positioned to realize ZILRETTA’s commercial potential. Furthermore, our compelling pipeline programs dovetail nicely with their R&D areas of focus and interest.

Q4.
What does this agreement mean for Flexion’s employees and programs?

A:
Flexion will be acquired by Pacira, and Pacira will make strategic determinations about how best to integrate Flexion’s programs and people into their business. Between the signing and closing of the transaction, Flexion and Pacira will remain separate, independent companies, and so we do not anticipate any changes to Flexion’s organizational structure prior to closing that would affect your role and responsibilities.
Q5.
When is the transaction expected to close?

A:
The transaction is expected to close in the fourth quarter of 2021, subject to regulatory approvals and other customary closing conditions. As with any public company tender offer, the proposed transaction can only happen if Flexion stockholders tender enough shares in the tender offer and other conditions pursuant to the merger agreement are satisfied or waived.

Q6.
Will my role and responsibilities change?

A:
For the time being, your role and responsibilities will not change. We understand that you have many questions about your role moving forward; however, it is important that we continue to execute on our programs and focus on our current responsibilities.

Q7.
Will I have a role in Pacira or will my position be eliminated?

A:
As with any merger, there will be impacts on functions and personnel; however, the scope of the changes will be determined in the coming weeks, and additional information will be provided as decisions are made. Flexion and Pacira will continue to operate as separate, independent entities prior to the closing of the proposed transaction, and, until that time, it is business as usual for both companies.

Q8.
When will we find out who stays and who goes?

A:
We understand that change of this magnitude provokes a high degree of uncertainty. We will communicate new information when it becomes available, and we will provide answers to questions as soon as possible once decisions are made. However, we can assure you that the Board and executive committee will continue to advocate for the optimal outcome for our employees.

Q9.
What will happen to the Burlington office and the Innovation Lab in Woburn? If am kept, will I be required to relocate?

A:
Those decisions will be part of the integration planning. We will share new information as soon as possible.

Q10.
What happens if my employment is terminated in connection with the closing of the transaction?

A:
Our Board previously adopted a Change in Control Severance Benefit Plan (the “CIC Plan”), which provides that any employee who is involuntarily terminated without cause, or resigns for good reason, during the one month prior to, or the 12-month period following, the closing of the transaction is eligible to receive the severance payments and benefits described in that employee’s CIC Plan participation agreement, subject to the terms and conditions of the CIC Plan and that participation agreement. Severance benefit levels will vary depending on the employee’s position and are defined in the CIC Plan participation agreement you signed when you were hired. Voluntary termination by an employee without good reason does not result in severance payments or benefits under the CIC Plan.

Q11.
If I am terminated, will my cash severance be paid in a lump sum?

A:
If you are terminated and become eligible to receive severance payments and benefits under the CIC Plan, cash severance in the form of base salary continuation generally will be paid in equal installments through the duration of the severance period (as defined in your CIC Plan participation agreement) and will be processed through payroll, subject to the terms of the CIC Plan participation agreement.

Any target bonus that becomes payable pursuant to the terms and conditions of the CIC Plan and your participation agreement will be paid in a lump sum.
Q12.
If I am terminated what happens to my health insurance?

A:
If you are terminated and become eligible to receive severance benefits under the CIC Plan, you will be able to elect health care continuation coverage under COBRA. If you elect COBRA continuation coverage, Pacira will pay or cause to be paid the full amount of your COBRA premiums, including coverage for your eligible dependents, until the earliest of (1) the end of your severance period (as defined in your CIC Plan participation agreement), (2) the expiration of your eligibility for continued coverage under COBRA, or (3) the date when you become eligible for substantially equivalent health insurance coverage in connection with new employment. For general information on COBRA continuation coverage, including the normal duration of eligibility for such coverage, please see https://www.dol.gov/sites/dolgov/files/ebsa/about-ebsa/our-activities/resource-center/faqs/cobra-continuation-health-coverage-consumer.pdf.

Q13.
How will the transaction impact my 2021 performance bonus determination?

A:
We plan to pay each eligible participant under our 2021 short-term incentive programs the participant’s annual target cash bonus, annual target variable compensation or, if performance is measured on a quarterly or bi-annual basis, target variable cash compensation for the portion of the applicable performance period that has not lapsed in 2021 (e.g., for quarterly arrangements, the fourth quarter of 2021) (each, a “2021 Bonus Payment”), if the participant remains continuously employed with Flexion through the closing of the transaction (or, if earlier, the applicable payment date in 2022) and timely executes a form of waiver and acknowledgement provided by Flexion. We plan to pay the 2021 Bonus Payment by (i) a date that is no later than the first regular payroll date following the closing of the transaction if such closing occurs prior to January 1, 2022 and (ii) after January 1, 2022, and no later than March 15, 2022, if the closing does not occur prior to January 1, 2022. We will provide more information in the coming weeks.

Q14.
What happens to my Flexion 401(k) Plan Account?

A:
The Flexion 401(k) Plan will be terminated in connection with the transaction, which means that your account under the Plan will need to be rolled over or distributed. You will receive information about your rollover and distribution election options after the closing of the transaction.

Q15.
What happens to my vested and unvested stock options?

A:
At the closing of the transaction, each outstanding unvested stock option you hold will be accelerated and become fully vested without any action on your part.

Each outstanding stock option with an exercise price less than $8.50 will be cancelled and converted into the right to receive (i) a cash payment equal to the excess of $8.50 over the per-share exercise price of that option, multiplied by the number of shares subject to that stock option, and (ii) one CVR for each share subject to that stock option.

Each outstanding stock option with an exercise price equal to, or greater than, $8.50 and less than the closing price per share of FLXN on the Nasdaq Global Market on the trading day immediately prior to the closing date of the transaction (the “Option Reference Price”) will be cancelled and converted into the right to receive, upon the occurrence of any CVR milestone payment date, a cash payment, if any, equal to (A) (i) the excess, if any, of (a) $8.50 plus the applicable per CVR milestone payment, plus any per CVR milestone payments in respect of that option that were previously earned, over (b) the per-share exercise price of that option, multiplied by (ii) the number of shares subject to that stock option, minus (B) the gross amount of cash payments previously paid with respect to that option as a result of the achievement of a milestone.

Each outstanding stock option with a per-share exercise price equal to, or greater than, the Option Reference Price will be cancelled without any consideration payable in respect of that stock option.

Any payments you receive in respect of your outstanding stock options will be subject to applicable tax withholdings.

Example 1: If you held options exercisable for 1,000 shares with an exercise price of $6.50 per share, you would receive $2,000 (($8.50 — $6.50) x 1,000), less applicable tax withholdings, and 1,000 CVRs.

Example 2: If you hold options exercisable for 1,000 shares with an exercise price of $10.50 per share, whether you may be entitled to receive any consideration depends on the Option Reference Price. If the Option Reference Price is below $10.50 per share, then those options will be cancelled without any payment to you for them. If the Option Reference Price is greater than $10.50, then you will receive 1,000 CVRs and be entitled to receive a cash payment to the extent that the sum of $8.50 and all of the milestone payments that are earned prior to December 31, 2030 is greater than $10.50. For example, if milestones worth $3.00 in the aggregate are achieved prior to December 31, 2030, you would be entitled to a total amount of $1,000 (($8.50, plus $3.00, or $11.50 in total) minus the per-share exercise price of $10.50) x 1,000), less applicable tax withholdings.

Q16.
What happens to my RSUs?

A:
At the closing of the transaction, each outstanding restricted stock unit award (“RSU”) will be accelerated and become fully vested without any action on your part. Each RSU will then be cancelled and converted into the right to receive (i) a cash payment equal to the product of the total number of shares issuable under that RSU immediately prior to the closing multiplied by $8.50, and (ii) one CVR for each of those issuable shares.

Any payments you receive in respect of your RSUs will be subject to applicable tax withholdings.

Example: If you held RSUs under which 1,000 shares would be issuable as of immediately prior to the closing (e.g., if your original RSU grant was for 2,000 shares and it has already vested and settled for 1,000 shares), you would receive $8,500 (1,000 x $8.50), less applicable tax withholdings, and 1,000 CVRs.

Q17.
What does this mean for my ESPP Shares and contributions?

A:
Our 2013 Employee Stock Purchase Plan (“ESPP”) will terminate upon the closing of the transaction, and your accumulated contributions for the current offering period will be used to purchase ESPP shares before the closing. At the closing, the purchased shares will be converted into the right to receive $8.50 per share in cash, plus one CVR per share, and any cash balance in your ESPP account will be refunded to you. Payments made in connection with the transaction will be subject to applicable tax withholdings.

Q18.
Can I sell shares before the close of the transaction?

A:
Our trading window is currently closed, and, given current circumstances, we will not open the trading window.

Q19.
Is there anything I need to do now in preparation for the close of the transaction related to any shares I own? Do I need to register them anywhere?

A:
Details concerning the transaction, including who is entitled to receive transaction consideration and how to obtain transaction consideration, will be provided in the tender offer documents to be filed by Pacira and Flexion in their respective public filings regarding the transaction. We will inform you when those filings are available.

Q20.
What should I do if I am contacted by the media, the financial community, or other third parties about the transaction?

A:
Should you be contacted, please refer media and financial inquiries to Scott Young, VP, Corporate Communications & IR, or Mark Levine, General Counsel.

Q21.
Can I reach out to people I know at Pacira to discuss our ongoing work? What if someone I know reaches out to me?

A:
Flexion employees should not be interacting with Pacira employees, and you should not share any confidential information with Pacira during the period before closing, unless you have been given explicit permission as part of the integration planning team. Remember, Flexion must remain independent, with business as usual, pending closing.

Q22.
Am I allowed to talk with my friends and family, send e-mails, or post anything on social media regarding the transaction?

A:
The definitive agreement has been announced publicly; however, you should review our social media policy and adhere to its guidelines at all times, including with respect to the transaction.

Q23.
How will I receive information about the progress of the integration and next steps?

A:
We realize that you will have many questions over the coming weeks. You can expect that we will be as transparent as possible. We will share information as it becomes available, and we will provide answers to questions as soon as possible.

Q24.
If I have additional questions, who can I talk to?

A:
We encourage you to speak with any member of the Executive Committee or the Leadership team or with your manager. You can also submit general questions to questions@flexiontherapeutics.com, and, as answers become available, we will respond accordingly. For specific HR-related questions, please contact Julie Green, VP HR.

Commercial, Medical, R&D
Q25.
How do we handle or transition relationships with physicians, customers, vendors, clinical trial sites, investigators, collaborators, vendors, etc.? What type of transition will occur before closing?

A:
We have written specific communications to be used with clinical investigators, partners, collaborators, vendors, and other third parties to inform them of the signed agreement with Pacira. It is important to emphasize to them that, until the closing of the proposed transaction, Flexion will continue to operate as an independent company and our work and relationships with them will continue per usual. We will learn more about transitioning those relationships to Pacira as part of the post-closing integration plan; for the time being, you should continue to manage all external relations as usual.

Q26.
During the integration process, will we continue with planned regulatory interactions?

A:
Yes. Until the closing of the proposed transaction, Flexion will continue to operate as an independent company, including maintaining our relationships with regulators. You should not discuss the proposed acquisition with any of these regulators.

Q27.
What impact will this have on our current clinical trials and programs?

A:
Until the closing of the proposed transaction, Flexion will continue to operate as an independent company. This includes continuing our important work on current clinical trials. Please consult with your manager or the EC member regarding these expectations. Prior to signing any contracts, committing any funds, or committing any material external resources, you should discuss with your executive leaders.

Q28.
What does this mean for our internal Quality, Pharmacovigilance, and other compliance-related activities?

A:
Until the closing of the proposed transaction, Flexion will continue to operate as an independent company. Therefore, we must continue to follow all requirements set forth under our Quality

Management System and remain in compliance with all regulatory reporting requirements. Please consult with your manager or the EC member regarding questions associated with these expectations.
Q29.
I have a current open requisition. Am I able to start or continue recruitment or make an offer to a candidate?

A:
For the period in between the announcement and the closing, we will be pausing all recruitment activities. Human Resources will communicate with all active candidates about this pause.

Forward-Looking Statements
This communication contains forward-looking statements. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be”, “would be”, “may”, “could” and similar expressions. These forward-looking statements include, without limitation, statements related to the anticipated consummation of the acquisition of Flexion by Pacira, and the timing and benefits thereof, Pacira’s strategy, plans, objectives, expectations (financial or otherwise) and intentions, future financial results and growth potential, anticipated product portfolio, development programs, patent terms and other statements that are not historical facts. These forward-looking statements are based on Pacira’s and Flexion’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to Pacira’s ability to complete the transaction on the proposed terms and schedule or at all; whether the tender offer conditions will be satisfied; whether sufficient stockholders of Flexion tender their shares in the transaction; the outcome of legal proceedings that may be instituted against Flexion and/or others relating to the transaction; the failure (or delay) to receive the required regulatory approvals relating to the transaction; the possibility that competing offers will be made; risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks related to future opportunities and plans for Flexion and its products, including uncertainty of the expected financial performance of Flexion and its products, including whether the milestones will ever be achieved; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; and the occurrence of any event, change or other circumstance that could give rise to the termination of the acquisition agreement, as well as other risks related to Pacira’s and Flexion’s businesses detailed from time-to-time under the caption “Risk Factors” and elsewhere in Pacira’s and Flexion’s respective Securities and Exchange Commission (“SEC”) filings and reports, including their respective Annual Reports on Form 10-K for the year ended December 31, 2020 and subsequent quarterly and current reports filed with the SEC. The risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Pacira’s and Flexion’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Pacira and Flexion undertake no duty or obligation to update any forward-looking statements contained in this communication as a result of new information, future events or changes in their expectations, except as required by law.
Additional Information about the Transaction and Where to Find It
The tender offer (the “Offer”) described in this communication has not yet commenced, and this communication is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Flexion or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Pacira and Oyster Acquisition Company Inc., a Delaware corporation and wholly owned subsidiary of Pacira, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Flexion. The Offer to purchase the outstanding shares of Flexion will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER

OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the Offer, which will be named in the tender offer statement. Investors and security holders may also obtain, at no charge, the documents filed or furnished to the SEC by Flexion under the “Investors” section of Flexion’s website at ir.flexiontherapeutics.com. Investors and security holders may also obtain, at no charge, the documents filed or furnished to the SEC by Pacira under the “Investors” section of Pacira’s website at investor.pacira.com.